   As filed with the Securities and Exchange Commission on September 19, 1997



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                           COMMISSION FILE NO. 1-8007

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                           2020 SANTA MONICA BOULEVARD
                         SANTA MONICA, CALIFORNIA 90404
                                  (310)315-5500

                              REQUIRED INFORMATION



Fremont General Corporation Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



FREMONT GENERAL INVESTMENT INCENTIVE PLAN




By:  /s/ RAYMOND G. MEYERS                                    September 18, 1997
     ---------------------
     Raymond G. Meyers
     Senior Vice President and
     Chief Administrative Officer
     of Fremont General Corporation

                                   APPENDIX 1




                              Financial Statements
                           and Supplemental Schedules

                           Fremont General Corporation
                            and Affiliated Companies
                            Investment Incentive Plan

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1996 and 1995




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits ....................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Assets Held for Investment Purposes...........................................15
Schedule of Reportable Transactions ..........................................16

                         Report of Independent Auditors



Plan Administrator of the
Fremont General Corporation and
   Affiliated Companies Investment Incentive Plan


We have audited the accompanying statements of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects,, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1996, and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.


                                                              Ernst & Young LLP


July 11, 1997

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                 Statements of Net Assets Available for Benefits

                                                                                   December 31
                                                                              1996              1995
                                                                          ------------------------------
Assets Investments at fair value:
   Merrill Lynch:
     Growth Fund                                                          $ 11,358,801       $ 7,341,434
     Global Allocation Fund                                                  2,705,199         1,661,817
     Corporate Bond Fund                                                     3,222,463         3,328,729
     Capital Fund                                                            2,544,251         1,581,715
     Basic Value Fund                                                        3,017,601         1,712,184
     Retirement Preservation Fund                                           21,964,461        23,586,720
   Fremont General Corporation Common Stock                                 31,154,799        23,617,816
   Participants' loans                                                       2,936,028         2,455,116
                                                                          ------------------------------
                                                                            78,903,603        65,285,531
Receivables:
   Interest and dividends                                                      165,556           135,839
                                                                          ------------------------------
Net assets available for benefits                                         $ 79,069,159      $ 65,421,370
                                                                          ==============================

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                               Year ended December 31
                                                                               1996              1995
                                                                           -----------------------------

ADDITIONS
Contributions:
   Employee                                                                $ 6,489,512       $ 5,263,869
   Employer Companies                                                        2,913,891         2,337,148
Interest and dividends                                                       3,899,971         3,110,435
Net realized and unrealized appreciation
   in fair value of investments                                              7,987,447        12,011,938
Transfer from acquired companies' Plan                                               -         5,729,409
                                                                           -----------------------------
                                                                            21,290,821        28,452,799

DEDUCTIONS
Benefit distributions to participants                                        7,643,032         5,814,180
                                                                           -----------------------------
Net increase                                                                13,647,789        22,638,619

Net assets available for benefits at beginning of
   year                                                                     65,421,370        42,782,751
                                                                           -----------------------------
Net assets available for benefits at end of year                           $79,069,159       $65,421,370
                                                                           =============================

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                          Notes to Financial Statements

                                December 31, 1996


1. DESCRIPTION OF THE PLAN

The following description of the Fremont General Corporation and Affiliated Companies (the Company) Investment Incentive Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan which commenced on February 1, 1986, and covers employees of Fremont General Corporation and affiliated companies (the Employer Companies). An employee who is employed by the Employer Companies is eligible to participate beginning the first full pay period in the month following employment. Enrollment in the Plan is voluntary.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONTRIBUTIONS

Eligible employees may contribute from 2% to 15% of their pretax basic compensation. Effective January 1, 1996, Employer Companies matched 70% of the first 6% of earnings contributed by the participant. Prior to January 1, 1996, the Employer Companies matched 65% of the first 6% of earnings contributed by the participant. Officers participate in the Plan on the same basis as all other employees. Each contributing Employer Company also may elect to make an additional discretionary contribution based on profit for the year. Discretionary employer contributions are generally allocated to participants in proportion to their compensation. Effective January 1, 1997, Employer Companies will match 75% of the first 6% of earnings contributed by the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings.
Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer Companies' contributions.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants' contributions and allocated earnings thereon are 100% vested at all times. Company matching and discretionary contributions vest in increments of 20% (10% for employees hired after December 1, 1988, for the first four years; 20% thereafter) for each full year of service and become 100% vested in the event of death, disability, upon attainment of age 65, or upon termination of the Plan.

INVESTMENT OPTIONS

The Plan trustee is Merrill Lynch (ML). The participant may direct his employer and employee contributions in any of the following six ML investment options or the Fremont General Corporation Common Stock.

     Merrill Lynch Growth Fund - Invests in a diversified portfolio of equity securities (common stocks and to a lesser extent securities convertible into common stocks)

     Merrill Lynch Global Allocation Fund - Globally oriented portfolio of equity, debt and money market securities

     Merrill Lynch Corporate Bond Fund - Composed primarily of taxable fixed income securities rated A or better

     Merrill Lynch Capital Fund - Fully managed investment fund utilizing equity, debt and convertible securities

     Merrill Lynch Basic Value Fund - Invests in stocks that are selling at a discount from per share book value or from historic price-to-earnings ratios, have dividend yields greater than the stock market average and/or seem capable of recovering from situations that caused the companies to become temporarily out of favor

     Merrill Lynch Retirement Preservation Fund - Invests in broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and U.S. government agency securities

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

     Fremont General Corporation Common Stock - Single stock equity investment as opposed to a diversified portfolio of securities

DISTRIBUTIONS

All distributions of vested account balances are made to participants following termination of employment, retirement from the Company, total disability, or to the designated beneficiary following a participant's death. In addition, participants may make withdrawals from their account balances in the event of hardship or upon attainment of age 70-1/2. A hardship withdrawal can be made for the following circumstances: expenses to avoid foreclosure of a principal residence, extraordinary medical expenses, tuition expenses for the following 12 months for the participant or the participant's dependents, and a down payment to purchase a principal residence.

PARTICIPANTS' LOANS

Participants may borrow from the vested portion of their account balance based on the balance at the close of business of the prior day. Interest is determined at two points above prime rate on the date of loan approval and is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A transaction fee of $40 is required of each Participant upon loan approval.

TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of termination, the Plan agreement provides for full vesting of all participants.

ACQUISITION

On February 22, 1995, the Company completed the acquisition of 100% of the outstanding common stock of Casualty Insurance Company (Casualty) from the Buckeye Union Insurance Company. Investments totaling $5,729,409 were transferred into the Plan which represents assets held in former Casualty employee benefit plans.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

All assets of the Plan are held by ML at December 31, 1996.

Investments are stated at current net asset value, which approximates fair value. The Merrill Lynch funds' net asset values are determined by ML. Fremont General Corporation Common Stock is stated at current value as determined by the Administrative Committee based on the closing price on the New York Stock Exchange (NYSE). The closing price of Fremont General Corporation Common Stock on December 31, 1996 was $31 per share.

INVESTMENT INCOME

Interest and dividend income is recorded on the accrual basis.

Realized   investment  gains  and  losses  are  determined  using  the  specific identification basis.

INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated October 19, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

EXPENSES

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

BENEFIT PAYMENTS

Benefit distributions to Plan participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 1996 and 1995 are $313,199 and $32,127, respectively.

FORFEITURES

The balance of amounts forfeited by nonvested accounts at December 31, 1996 was $696,631. These forfeitures will be used in the future to reduce employer contributions.

3. INVESTMENT PROGRAMS

The Plan provides various programs in which participants may elect to have their accounts invested. A summary of the 1996 and 1995 statements of net assets available for benefits and statements of changes in net assets available for benefits allocated to each of these programs is as follows.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)

3. INVESTMENT PROGRAMS (CONTINUED)

Net assets available for benefits at December 31, 1996:

                                                    Merrill
                                   Merrill           Lynch           Merrill           Merrill
                                    Lynch           Global            Lynch             Lynch
                                   Growth         Allocation        Corporate          Capital
                                    Fund             Fund           Bond Fund            Fund
                              ------------------------------------------------------------------
Investments at fair value     $  11,358,801*   $    2,705,199   $    3,222,463    $    2,544,251
Interest and dividends
 receivable                               -                 -                -                 -
                              ------------------------------------------------------------------
Net assets available for
 benefits                     $  11,358,801    $    2,705,199   $    3,222,463    $    2,544,251
                              ==================================================================

                                  Merrill          Merrill          Fremont
                                   Lynch            Lynch           General
                                   Basic         Retirement       Corporation
                                   Value      Preservation Fund      Common       Participants'
                                   Fund                              Stock             Loan            Total
                             --------------------------------------------------------------------------------
Investments at fair value    $  3,017,601   $   21,964,461*    $ 31,154,799*   $    2,936,028    $ 78,903,603
Interest and dividends
 receivable                             -                -          165,556                 -         165,556
                              --------------------------------------------------------------------------------
Net assets available for
 benefits                    $  3,017,601   $   21,964,461     $ 31,320,355    $    2,936,028    $ 79,069,159
                              ================================================================================

*Investments represent 5% or more of the net assets available for benefits at December 31, 1996.


Net assets available for benefits at December 31, 1995:

                                                    Merrill
                                   Merrill           Lynch           Merrill         Merrill
                                    Lynch            Global           Lynch           Lynch
                                    Growth         Allocation       Corporate        Capital
                                     Fund             Fund          Bond Fund          Fund
                              ---------------------------------------------------------------
Investments at fair value     $  7,341,434    $    1,661,817  $    3,328,729   $    1,581,715
Interest and dividends
 receivable                              -                 -               -                -
                              ---------------------------------------------------------------
Net assets available for
 benefits                     $  7,341,434    $    1,661,817  $    3,328,729   $    1,581,715
                              ===============================================================

                                   Merrill          Merrill          Fremont
                                    Lynch            Lynch           General
                                    Basic          Retirement      Corporation
                                    Value         Preservation       Common       Participants'
                                     Fund             Fund            Stock           Loan            Total
                              ------------------------------------------------------------------------------
Investments at fair value     $  1,712,184    $   23,586,720  $   23,617,816   $   2,455,116  $   65,285,531
Interest and dividends
 receivable                              -                 -         135,839              -          135,839
                              ------------------------------------------------------------------------------
Net assets available for
 benefits                     $  1,712,184    $   23,586,720  $   23,753,655   $   2,455,116  $   65,421,370
                              ==============================================================================

                                                                            9/10

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)

3. INVESTMENT PROGRAMS (CONTINUED)

Changes in net assets available for benefits for year ended December 31, 1996:

                                                          Merrill           Merrill
                                         Merrill           Lynch             Lynch           Merrill
                                          Lynch            Global          Corporate          Lynch
                                         Growth          Allocation          Bond            Capital
                                          Fund              Fund             Fund              Fund
                                        ----------------------------------------------------------------
ADDITIONS
Contributions                            $ 2,119,923      $   649,831       $   714,457      $   926,383
Interest and dividends                       879,075          260,133           229,380          244,083
Net realized and unrealized
 appreciation (depreciation) in
 fair value of investments                 1,620,370           72,663          (157,718)          37,502
                                         ---------------------------------------------------------------
                                           4,619,368          982,627           786,119        1,207,968

Interfund transfers                          365,620          399,104          (516,401)         136,501

DEDUCTIONS
Benefit distributions to
 participants                                967,621          338,349           375,984          381,933
                                         ---------------------------------------------------------------
Net increase (decrease)                    4,017,367        1,043,382          (106,266)         962,536

Net assets available for benefits
 at beginning of year                      7,341,434        1,661,817         3,328,729        1,581,715
                                         ---------------------------------------------------------------
Net assets available for benefits
 at end of year                          $11,358,801      $ 2,705,199       $ 3,222,463      $ 2,544,251
                                         ===============================================================

                                        Merrill         Merrill          Fremont
                                         Lynch           Lynch           General
                                         Basic         Retirement      Corporation
                                         Value        Preservation    Common Stock    Participants'
                                         Fund             Fund                            Loans         Total
                                      -------------------------------------------------------------------------
ADDITIONS
Contributions                         $  780,958     $  1,872,985    $  2,338,866   $         -    $  9,403,403
Interest and dividends                   201,602        1,405,895         679,803             -       3,899,971
Net realized and unrealized
 appreciation(depreciation) in
 fair value of investments               207,744                 -      6,206,886             -       7,987,447
                                      -------------------------------------------------------------------------
                                       1,190,304        3,278,880       9,225,555             -      21,290,821

Interfund transfers                      398,688         (595,147)       (188,365)            -               -

DEDUCTIONS
Benefit distributions to
 participants                            283,575        4,305,992       1,470,490      (480,912)      7,643,032
                                      --------------------------------------------------------------------------

Net increase (decrease)                1,305,417       (1,622,259)      7,566,700       480,912      13,647,789

Net assets available for
 benefits at beginning of year         1,712,184       23,586,720      23,753,655     2,455,116      65,421,370
                                      -------------------------------------------------------------------------
Net assets available for
 benefits at end of year              $3,017,601    $  21,964,461    $ 31,320,355    $2,936,028    $ 79,069,159
                                      =========================================================================

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


3. INVESTMENT PROGRAMS (CONTINUED)

Changes in net assets available for benefits for year ended December 31, 1995:

                                                           Merrill            Merrill
                                       Merrill              Lynch              Lynch             Merrill
                                        Lynch              Global            Corporate            Lynch
                                        Growth           Allocation            Bond              Capital
                                         Fund               Fund               Fund               Fund
                                      ---------------------------------------------------------------------
ADDITIONS
Contributions                         $ 1,616,434        $    520,565      $     621,941       $    574,278
Interest and dividends                    668,256             130,085            208,953            137,665
Net realized and unrealized
 appreciation in fair
 value of investments                   1,182,529              98,435            299,825             96,049
                                      ---------------------------------------------------------------------
                                        3,467,219             749,085          1,130,719            807,992

Interfund transfers                        63,990             361,651            162,747            492,840
Transfer of Plan assets
 from acquired subsidiaries                     -                   -                  -                  -

DEDUCTIONS
Benefit distributions to
 participants                             823,885              74,895            217,145            111,943
                                      ---------------------------------------------------------------------
Net increase                            2,707,324           1,035,841          1,076,321          1,188,889

Net assets available for
 benefits at beginning of year          4,634,110             625,976          2,252,408            392,826
                                      ---------------------------------------------------------------------
Net assets available for
  benefits at end of year             $ 7,341,434        $  1,661,817      $   3,328,729       $  1,581,715
                                      =====================================================================


                                       Merrill         Merrill          Fremont
                                        Lynch           Lynch           General
                                        Basic         Retirement      Corporation
                                        Value        Preservation    Common Stock    Participants'
                                        Fund             Fund                            Loans            Total
                                      ----------------------------------------------------------------------------
ADDITIONS
Contributions                         $  475,568     $  1,930,173    $  1,862,058     $          -    $  7,601,017
Interest and dividends                    69,261        1,321,927         574,288                -       3,110,435
Net realized and unrealized
 appreciation in fair
 value of investments                    188,267                -      10,146,833                -      12,011,938
                                      ----------------------------------------------------------------------------
                                         733,096        3,252,100      12,583,179                -      22,723,390

Interfund transfers                      632,348          349,879      (2,063,455)               -               -
Transfer of Plan assets
 from acquired subsidiaries                    -        5,407,678               -          321,731       5,729,409


DEDUCTIONS
Benefit distributions to
 participants                            118,625        3,489,459       1,351,107         (372,879)      5,814,180
                                      ----------------------------------------------------------------------------
Net increase                           1,246,819        5,520,198       9,168,617          694,610      22,638,619

Net assets available for
 benefits at beginning of year           465,365       18,066,522      14,585,038        1,760,506      42,782,751
                                      ----------------------------------------------------------------------------
Net assets available for
 benefits at end of year              $1,712,184     $ 23,586,720    $ 23,753,655      $ 2,455,116    $ 65,421,370
                                      ============================================================================

                             Supplemental Schedules

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996


      IDENTITY OF ISSUE, BORROWER,                                                                    CURRENT
        LESSOR OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT              COST             VALUE
-----------------------------------------------------------------------------------------------------------------
Merrill Lynch*
   Growth Fund                                        434,703 Units               $    9,346,913   $   11,358,801
   Global Allocation Fund                             185,924 Units                    2,614,865        2,705,199
   Corporate Bond Fund                                284,670 Units                    3,243,087        3,222,463
   Capital Fund                                        81,940 Units                    2,469,058        2,544,251
   Basic Value Fund                                    97,342 Units                    2,719,912        3,017,601
   Retirement Preservation Fund                    21,964,461 Units                   21,964,461       21,964,461

Fremont General Corporation*            1,004,994 shares of common stock
                                                                                      11,544,133       31,154,799

Participants' loans                     Interest at prime plus two percent, due
                                           at various dates through 2000
                                                                                       2,936,028        2,936,028
                                                                                  -------------------------------
                                                                                  $   56,838,457   $   78,903,603
                                                                                  ===============================

*Indicates a party-in-interest to the Plan.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1996


                                                                                                  Current Value
                                                                         Expenses                  of Asset on
                               Description     Purchase     Selling   Incurred with   Cost of      Transaction    Net Gain
Identity of Party Involved      of Asset        Price        Price     Transaction     Asset           Date        (Loss)
--------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series
 of transactions in excess
 of 5% of Plan assets.
Merrill Lynch*                 Growth Fund     $4,860,395   $        -    $ -        $4,860,395    $4,860,395    $       -

Merrill Lynch*                 Growth Fund              -    2,396,540      -         2,130,036     2,130,036            -

Merrill Lynch*                 Retirement
                                Preservation
                                Fund            6,319,847            -      -         6,319,847     6,319,847      266,504

Merrill Lynch*                 Retirement
                                Preservation
                                Fund                    -    7,941,369      -         7,941,369     7,941,369            -

Fremont General Corporation*   Common Stock     4,831,727            -      -         4,831,727     4,831,727            -

Fremont General Corporation*   Common Stock             -    3,077,328      -         1,946,675     1,946,675    1,130,653


There were no category (i), (ii) or (iv) reportable transactions during 1996.

*Indicates a party-in-interest to the Plan.

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement Form S-8 pertaining to the Investment Incentive Program of Fremont General Corporation of our report dated July 11, 1997, with respect to the financial statements and schedules of the Fremont General Corporation Investment Incentive Program included in this Annual Report Form 11-K for the year ended December 31, 1996.



                                             /s/  Ernst & Young LLP


Los Angeles, California
September 18, 1997